UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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The Netherlands to acquire nine Multi-Mission Airlift
Embraer C-390 Millennium in joint order with Austria

•	Common fleet will allow both nations to cooperate and benefit from synergies in areas like training, logistics and future growth of the platform
•	The Netherlands will receive five aircraft and Austria, four

Farnborough, England, July 22, 2024 – The Dutch Ministry of Defense signed the contract today for the acquisition of nine Embraer C-390 Millennium aircraft during a ceremony at the Farnborough Airshow. As part of the project ‘Replacement of Tactical Airlift Capacity’, the contract is a joint purchase, in cooperation with Austria – five aircraft for the Royal Netherlands Air Force and four aircraft for the Austrian Air Force.

With this joint order, both countries aim at increasing their ability to rapidly deploy or evacuate equipment and personnel worldwide, even under difficult operational conditions. The enhanced tactical airlift capacity provided by the C-390 increases operational flexibility and responsiveness, provides logistical support in various missions and operations, and enables a wide range of humanitarian and medical tasks.

The joint purchase will also allow both nations – as well as current and future operators – to cooperate and benefit from synergies in areas like training, logistics and future growth of the platform, together with the other C-390 operators in NATO nations. The C-390 Millennium provides maximum operational readiness enabling interoperability and connectivity in networked environments and multiple domains.

The C-390 will improve operational capacity by offering better performance, greater reliability, and higher transport capacity. Additionally, the choice for the C-390 ensures that the Royal Dutch and Austrian Air Forces are equipped with state-of-the-art technology to meet the mission demands of the future.

“It is great that we can sign this agreement for both Austria as the Netherlands. I'm happy to see that we can buy these planes with the same specifications. This is a good example of collaboration in Europe between countries. The constructive support of Embraer has played a crucial role in the successful realization of this agreement. We appreciate the contribution of Embraer and look forward to a successful cooperation”, said Vice-Admiral Jan Willem Hartman, National Armaments Director of the Netherlands.

“We welcome the Netherlands and Austria as the newest members of the growing group of nations that have ordered the C-390 Millennium, the most efficient and modern military tactical transport currently in operation”, said Bosco da Costa Jr, President and CEO, Embraer Defense & Security. “This aircraft is the best choice in the market, offering an unbeatable combination of high performance, advanced technology and low life cycle costs.”

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Since entering operation with the Brazilian Air Force in 2019 and the Portuguese Air Force in 2023, the C-390 has proven its capacity, reliability, and performance. The current fleet of aircraft in operation has accumulated more than 13,000 flight hours, with mission capable rate of 93% and mission completion rates above 99%, demonstrating exceptional productivity in the category.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting, and humanitarian missions, operating on temporary or unpaved runways. The aircraft configured with air-to-air refueling equipment, with the designation KC-390, can operate both as a tanker and as a receiver, in this case also by receiving fuel from another KC-390 using pods installed under the wings.

Follow us on Twitter: @Embraer

Images: https://embraer.bynder.com/share/A652A554-2A7F-4639-B2AA1C88F8C1913E/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

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